FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 29, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

75 Route de Longwy

L-8080 Bertrange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.  FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of September 30, 2005.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of September 30, 2005	CELLULAR S.A.
and December 31, 2004

ASSETS	Notes	September 30, 2005	December 31, 2004 (i)
		(Unaudited)	US$’000
		US$’000

NON-CURRENT ASSETS

Intangible assets
Goodwill, net of accumulated amortization of $nil and $30,508 (ii)	3	70,955	37,702
Licenses, net of accumulated amortization of $24,928 and $69,895		266,520	277,705
Other intangibles, net of accumulated amortization of $5,111 and $3,811		3,515	2,561

Property, plant and equipment, net of accumulated depreciation of $640,963 and $702,468		560,096	575,649

Financial assets
Investment in Tele2 AB shares	5	—	351,882
Investment in other securities		3,100	10,540
Investment in associates		4,381	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes	8	—	45,255
Pledged deposits		41,556	25,544

Deferred taxation		6,090	5,883

TOTAL NON-CURRENT ASSETS		956,213	1,334,941

CURRENT ASSETS
Investment in Tele 2 AB shares	5	274,525	—
Investment in other securities		15,375	15,327
Embedded derivative on the 5% Mandatory Exchangeable Notes	8	60,795	—
Inventories		17,437	16,304
Trade receivables, less allowance for receivable impairment of $32,091 and $36,684		106,851	141,972
Amounts due from joint ventures and joint venture partners		11,333	11,715
Amounts due from other related parties		1,921	2,067
Prepayments and accrued income		47,441	36,875
Other current assets		66,369	62,377
Pledged deposits		5,000	9,260
Time deposits		2,198	610
Cash and cash equivalents		604,841	413,381

TOTAL CURRENT ASSETS		1,214,086	709,888

Assets held for sale	6	264,983	—

TOTAL ASSETS		2,435,282	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

(ii) Following the adoption of IFRS 3 “Business Combinations” (see Note 2), Millicom derecognized negative goodwill existing on January 1, 2005 of $8,202,000 through an adjustment to accumulated losses brought forward. On January 1, 2005, Millicom also eliminated the carrying amount of accumulated amortization of goodwill existing on that date with a corresponding decrease in the cost of goodwill.

The accompanying notes are an integral part of these condensed financial statements

EQUITY AND LIABILITIES	Notes	September 30, 2005	December 31, 2004 (i)
		(Unaudited)	US$’000
		US$’000

EQUITY

Share capital and premium	7	464,051	513,782
Treasury stock		(8,833)	(8,833)
4% Convertible Notes – equity component	8	39,109	—
Stock options compensation reserve		4,669	2,297
Legal reserve		13,577	13,577
Accumulated losses brought forward (ii)		(149,822)	(277,053)
Profit/ (Loss) for the period/year		(5,853)	66,389
Currency translation reserve		(75,460)	(71,116)
		281,438	239,043
Minority interest		35,460	43,351
TOTAL EQUITY		316,898	282,394

LIABILITIES

Non-current Liabilities
Debt and other financing
10% Senior Notes	8	537,348	536,629
4% Convertible Notes – Debt component	8	161,439	—
5% Mandatory Exchangeable Notes – Debt component	8	—	365,006
Other debt and financing	8	110,097	124,267
Other non-current liabilities		188,978	194,774
Deferred taxation		36,542	39,216
Total non-current liabilities		1,034,404	1,259,892

Current Liabilities
5% Mandatory Exchangeable Notes – Debt component	8	321,175	—
Other debt and financing	8	80,060	88,511
Trade payables		181,612	173,969
Amounts due to joint ventures and joint venture partners		5,238	7,760
Amounts due to other related parties		466	975
Accrued interest and other expenses		70,199	55,203
Other current liabilities		159,033	176,125
Total current liabilities		817,783	502,543

Liabilities directly associated with assets held for sale	6	266,197	—

TOTAL LIABILITIES		2,118,384	1,762,435

TOTAL EQUITY AND LIABILITIES		2,435,282	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

(ii) Following the adoption of IFRS 3 “Business Combinations” (see Note 2), Millicom derecognized negative goodwill existing on January 1, 2005 of $8,202,000 through an adjustment to accumulated losses brought forward. On January 1, 2005, Millicom also eliminated the carrying amount of accumulated amortization of goodwill existing on that date with a corresponding decrease in the cost of goodwill.

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the nine months ended September 30, 2005	CELLULAR S.A.
and September 30, 2004

	Notes	Nine months ended September 30, 2005	Nine months ended September 30, 2004
		(Unaudited)	(Unaudited) (i)
		US$’000	US$’000

Revenues	9	791,503	665,780
Cost of sales	10	(373,319)	(269,549)
Gross profit		418,184	396,231
Sales and marketing		(115,939)	(85,414)
General and administrative expenses		(145,543)	(92,113)
Other operating expenses		(21,782)	(27,999)
Other operating income	13	2,316	—
Gain/ (loss) from sale of subsidiaries and joint ventures, net		919	(1,951)
Valuation movement on Tele2 shares	5	(77,357)	(145,157)
Fair value result on other financial instruments	8	16,533	132,402
Interest expense		(106,246)	(77,326)
Interest income		16,467	5,227
Exchange gain, net		46,118	1,631
Profit from associates		451	503
Profit before taxes		34,121	106,034
Charge for taxes	11	(44,519)	(50,761)
Net (loss) income for the period	9	(10,398)	55,273

Attributable to:
Equity holders of the Company		(5,853)	41,081
Minority interest		(4,545)	14,192
		(10,398)	55,273
Earnings (loss) per common share for profit (loss) attributable to the equity holders

• Basic (US$)	14	(0.06)	0.51

• Diluted (US$)	14	(0.06)	0.47

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

The accompanying notes are an integral part of
these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended September 30, 2005	CELLULAR S.A.
and September 30, 2004

	Notes	Three months ended September 30, 2005	Three months ended September 30, 2004
		(Unaudited)	(Unaudited) (i)
		US$’000	US$’000

Revenues	9	261,231	235,872
Cost of sales	10	(117,977)	(95,837)
Gross profit		143,254	140,035
Sales and marketing		(38,589)	(28,918)
General and administrative expenses		(52,654)	(31,887)
Other operating expenses		(8,099)	(9,006)
Other operating income		1,655	—
Gain/ (loss) from sale of subsidiaries and joint ventures, net		708	(1,981)
Valuation movement on Tele2 shares		21,446	(59,144)
Fair value result on other financial instruments		(18,044)	61,055
Interest expense		(37,709)	(25,916)
Interest income		5,728	1,965
Exchange loss, net		(4,237)	(12,008)
Profit/ (loss) from associates		53	(101)
Profit/ (loss) before taxes		13,512	(34,094)
Charge for taxes	11	(17,840)	(17,256)
Net (loss) income for the quarter	9	(4,328)	16,838

Attributable to:
Equity holders of the Company		533	12,188
Minority interest		(4,861)	4,650
		(4,328)	16,838
Earnings per common share for profit attributable to the equity holders

• Basic (US$)		0.01	0.14

• Diluted (US$)		0.01	0.14

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

The accompanying notes are an integral part of
these condensed financial statements

Interim condensed consolidated statements of cash flows
For the nine months ended September 30, 2005
and September 30, 2004

	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Net cash provided by operating activities	264,987	202,037

Cash flows from investing activities
Acquisition of subsidiaries and joint ventures	(50,750)	(926)
Proceeds from the disposal of other investments	899	—
Purchase of licenses and other intangible assets	(30,942)	(12,367)
Purchase of financial assets	(1,682)	—
Proceeds from disposal of financial assets	7,745	7,745
Purchase of property, plant and equipment	(177,893)	(116,380)
Proceeds from the disposal of property, plant and equipment	2,114	4,995
Decrease/(increase) in amounts due from joint ventures	(1,998)	6,566
Decrease/(increase) in pledged deposits	(11,264)	8,585
Decrease/(increase) in time deposits	(3,579)	19,586
Cash used by other investing activities	(1,830)	(702)
Net cash used by investing activities	(269,180)	(82,898)

Cash flows from financing activities
Proceeds from issuance of share capital and premium	2,909	1,625
Proceeds from issuance of debt	272,218	29,046
Repayment of debt and other financing	(76,769)	(85,047)
Payment of dividends to minority interests	(2,000)	(2,679)
Net cash provided/(used) by financing activities	196,358	(57,055)

Effect of exchange rate changes on cash balances	(705)	(1,032)
Net increase in cash and cash equivalents	191,460	61,052

Cash and cash equivalents, beginning	413,381	148,829

Cash and cash equivalents, ending	604,841	209,881

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities	(77,357)	(145,157)
Acquisition of licenses	(204,239)	—

Financing activities:
Issuance of capital through debt conversion	—	67,986

The accompanying notes are an integral part
of these condensed financial statements

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
As of September 30, 2005 and September 30, 2004

	Nine months ended September 30, 2005	Nine months ended September 30, 2004(i)
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Shareholders’ equity as of January 1 as previously reported	239,043	(85,180)

Minority interest as of January 1(ii)	43,351	26,571

Total equity as of January 1	282,394	(58,609)

Derecognition of negative goodwill on January 1(iii)	8,202	—

Total equity as of January 1 as restated	290,596	(58,609)

(Loss)/profit for the period attributable to the equity holders	(5,853)	41,081

Stock options scheme	2,372	1,237

Shares issued via the exercise of stock options	2,909	2,048

Equity component of 4% Convertible Notes	39,109	—

Conversion/issuance of Convertible Notes	—	51,558

Movement in currency translation reserve	(4,344)	(2,357)

Minority Interest	(7,891)	15,154

Total equity as of September 30	316,898	50,112

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements”.

(ii) Upon adoption of IAS 1, revised, “Presentation of Financial Statements” on January 1, 2005, Millicom reclassified minority interest to equity.

(iii) Following the adoption of IFRS 3 “Business Combinations”, Millicom derecognized negative goodwill existing on January 1, 2005 of $8,202,000 through an adjustment to accumulated losses brought forward.

The accompanying notes are an integral part
of these condensed financial statements

Notes to Interim condensed consolidated Financial Statements	MILLICOM INTERNATIONAL
As of September 30, 2005	CELLULAR S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of cellular telephone services in the world’s emerging markets. As of September 30, 2005, Millicom had interests in 17 cellular operations in 16 countries focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg and Stockholm stock exchanges under the symbol MIC. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Millicom’s cellular interests are grouped into clusters operating in South Asia, South East Asia, Central America, South America and Africa. Millicom’s cellular interests in South East Asia include operations in Cambodia and Laos (our Business Cooperation Contract in Vietnam ended on May 18, 2005) (see Note 4); in South Asia operations in Pakistan and Sri Lanka (and a Management Contract in Iran); in Central America operations in El Salvador, Guatemala and Honduras (see Note 3); in South America operations in Bolivia and Paraguay and in Africa operations in Democratic Republic of Congo (see Note 3), Ghana, Mauritius, Senegal, Sierra Leone, Tanzania and Chad.

The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom Inc. was merged into a wholly-owned subsidiary of Millicom, MIC-USA Inc a Delaware corporation, and the outstanding shares of Millicom’s common stock were exchanged for approximately 46.5% of Millicom’s common stock outstanding at that time.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. In the opinion of management, the interim financial statements reflect all adjustments that are necessary for a proper preparation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report as of December 31, 2004 filed on Form 20-F with the U.S. Securities and Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2004, except as follows:

IFRS 2 - “Share-based payment”

The adoption of IFRS 2 resulted in a change in the accounting policy for share-based payments. Prior to its adoption on January 1, 2005 stock options granted to Directors and employees did not result in a charge to the income statement. Subsequent to that date, Millicom charges the cost of stock options to the income statement for options granted after November 7, 2002. On the date of grant, Millicom computes the fair value of the stock options, using a Black-Scholes model, and recognizes the so determined fair value over the vesting period. The adoption of IFRS 2 was retrospective and therefore Millicom restated comparative figures.

The effect of the new accounting policy is an increase in the consolidated net loss for the nine months ended September 30, 2005 of $2,372,000 (nine months ended September 30, 2004: decrease in net profit of $1,237,000) with a corresponding increase in equity. Furthermore, accumulated losses brought forward as of January 1, 2004 were increased by a cumulative effect of $445,000, and the net profit for the year ended December 31, 2004 decreased by $1,852,000.

IFRS 3 – “Business combinations”

The adoption of IFRS 3, resulted in a change in the accounting policy of goodwill. Until December 31, 2004 goodwill was amortised on a straight line basis over its estimated useful life but not longer than 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, Millicom ceased amortization of goodwill from January 1, 2005 and eliminated the carrying amount of accumulated amortization with a corresponding decrease in the cost of goodwill. On that date Millicom also derecognised negative goodwill of $8,202,000 through an adjustment to accumulated losses brought forward.

IFRS 5 – “Non-current assets held for sale and discontinued operations”

Millicom adopted IFRS 5 on January 1, 2005 which states that a non-current asset (or disposal group) should be classified as held for sale if its carrying amount will be recovered principally through sale rather than continued use. For this to be the case, the disposal group must be available for immediate sale and the sale must be “highly probable” (see note 6).

Adoption of revised IAS

IAS 39, revised, which is effective on January 1, 2005, changed the measurement of available-for-sale (AFS) securities by requiring the change in fair value to be recognised directly in equity (except for impairment losses and foreign exchange gain and losses).  As a consequence, Millicom decided to change the classification of its Tele2 AB shares from AFS securities to financial assets at fair value through profit or loss.  Accordingly, Millicom continues to recognise the change in fair value of its Tele2 AB shares in the statements of profit and loss.  In addition, on January 1, 2005 Millicom adopted the revised International Accounting Standards IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 32, 33, 36 and 38 which did not result in substantial changes to the Group’s accounting policies.

3.  BUSINESS COMBINATIONS

On May 26, 2005 Millicom acquired an additional 16.67% in the capital of its operation in Honduras, Telefonica Celular (“Celtel”), for a total consideration of $20,000,000, bringing its ownership from 50.00% to 66.67%. Millicom expects to complete the allocation of the purchase price to the assets acquired and liabilities and contingent liabilities assumed in the last quarter of 2005. Therefore, as of September 30, 2005, Millicom has recorded the excess of the consideration paid over the provisionally determined fair value of net assets acquired as Goodwill for an amount of $9,453,000 whilst it is completing the purchase price allocation.

Due to the presence of joint control, Millicom continues to account for Celtel as a joint venture using proportional consolidation. The results of Celtel have been proportionally consolidated at 50.00% for the period from January 1, 2005 to May 26, 2005 and at 66.67% afterwards.

The preliminary determination of the fair value of the assets and liabilities acquired is as follows:

US$’000
Property, plant and equipment	8,611
Goodwill	9,453
Intangible assets	1,206
Financial assets	420
Current assets	6,344
Amounts due in more than one year	(370)
Amounts due within one year	(5,664)
Total purchase price paid in cash	20,000
Less cash acquired	(3,386)
Cash paid for acquisition, net of cash acquired	16,614

On September 13, 2005, Millicom acquired 100% of the capital of Oasis SPRL (“Oasis”), a GSM mobile operation in the Democratic Republic of the Congo for an amount of US$ 35,000,000. The acquisition is driven by Millicom’s strategy to increase its footprint in Africa.  Millicom expects to complete the allocation of the purchase price during the last quarter of 2005. As of September 30, 2005, the excess of the consideration paid over the provisionally determined fair value of net assets acquired has been recognized as Goodwill for an amount of $17,846,000.

The preliminary determination of the fair value of the assets and liabilities acquired is as follows:

US$’000
Property, plant and equipment	16,035
Goodwill	17,846
Intangible assets	2,291
Pledged deposits	332
Current assets	4,218
Amounts due within one year	(5,722)
Total purchase price paid in cash	35,000
Less cash acquired	(864)
Cash paid for acquisition, net of cash acquired	34,136

The following unaudited pro forma condensed combined financial information represents the consolidated figures of Millicom including Celtel as if Celtel was proportionally consolidated at 66.67% and including Oasis as if Oasis was fully consolidated for these periods and is presented for illustrative purposes only. These figures are not necessarily indicative of the operating results or financial positions that would have occurred if the acquisition of Celtel and Oasis had been consummated on January 1, 2004 and 2005 respectively, nor is it necessarily indicative of future operating results or financial position of the combined company. The information below is based upon Millicom’s, Celtel’s and Oasis’s historical IFRS financial information.

Pro forma under IFRS	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	(Unaudited)	(Unaudited)
Total revenues (US$’000)	812,129	692,279
Net (loss) profit for the period attributable to equity holders (US$’000)	(6,106)	37,556
Basic (loss) earnings per share (US$)	(0.06)	0.47
Diluted (loss) earnings per share (US$)	(0.06)	0.42
Shares used to compute basic earnings per share (in ‘000)	98,758	80,461
Shares used to compute diluted earnings per share (in 000)	98,758	89,548

4.  OPERATIONS IN VIETNAM

On May 18, 2005, Comvik International Vietnam’s Business Cooperation Contract with VMS in Vietnam expired. As a consequence our operation in Vietnam does not contribute to the results of the Group since that date.  Management is continuing contact with VMS and the Vietnamese Government in respect of a future cooperation.

5.  INVESTMENT IN TELE2 AB SHARES

Following variations in the market value of the Tele2 AB shares and the exchange rate of the Swedish Krona to the U.S. Dollar in the nine months ended September 30, 2005, a loss of $77,357,000 (nine months ended September 30, 2004: a loss of $145,157,000) was recorded in the statement of profit and loss under the caption “Valuation movement on Tele2 shares”.

On January 1, 2005, Millicom changed the classification of Tele2 AB shares (see Note 2). In addition, Millicom reclassified the Tele2 AB shares from non-current to current assets as they are linked to the 5% Mandatorily Exchangeable Notes, which were also reclassified to current liabilities since they mature in August 2006.

6.  ASSETS HELD FOR SALE

During the third quarter of 2005, Millicom started actively negotiating the sale of its share in its Pakistani operation, Pakcom. Therefore, as of September 30, 2005, Pakcom was classified as a disposal group held for sale in accordance with IFRS 5 “Non-current asset held for sale and discontinued operations”. As a result, as of September 30, 2005, Millicom measured all assets and liabilities of Pakcom at their fair value (determined based on expected selling price) less costs to sell and, accordingly, recorded an impairment of goodwill of $1,955,000, as well as an impairment of other assets of $5,982,000 which are recorded respectively under the captions “Other operating expenses”  and “Cost of sales”. In addition, Millicom classified separately all assets and liabilities of Pakcom in the consolidated balance sheet as of September 30, 2005. Pakcom is part of the segment South Asia.

7.  SHARE CAPITAL AND PREMIUM

During the first nine months of 2005, 326,189 stock options were exercised for a net proceeds of $2,909,000 recorded in share capital and premium.

In May 2005, the Annual General Meeting of shareholders voted to decrease the statutory accumulated losses brought forward by a total amount of $52,640,000 through a transfer of the same amount from the share premium account. As of September 30, 2005, following the above exercise of stock options and transfer of $52,640,00 the total subscribed and fully paid-in share capital and premium amounted to $464,050,551 consisting of 99,545,268 registered common shares with a par value of $1.50 each.

8.  DEBT AND FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004.

Interest is accrued at an effective interest rate of 10.4%.

Prior to the registration statement of the 10% Senior Notes being declared effective by the U.S. Securities and Exchange Commission on March 2, 2005, a special interest charge was added to the nominal interest rate of 10% of 0.25% from May 23, 2004 to August 20, 2004, of 0.5% from August 21, 2004 to November 18, 2004, of 0.75% from November 19, 2004 to February 16, 2005 and of 1% from February 17, 2005 until March 2, 2005 the date the registration statement was declared effective.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

As of September 30, 2005, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, is $537,348,000 (December 31, 2004: $536,629,000).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195,875,000.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of September 30, 2005, none of the 4% Convertible Notes have been converted into ordinary shares.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of September 30, 2005 was $39.1 million and the value allocated to debt was $161.4 million.

5% Mandatory Exchangeable Notes

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million at the exchange rate at the date of issuance) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which are mandatorily exchangeable into Tele2 AB series B shares and mature on August 7, 2006.

The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year.  The effective interest rate is 8.45%.  As of September 30, 2005 the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $321,175,000 (December 31, 2004: $365,006,000). For the nine months ended September 30, 2005 an exchange gain of $52,056,000 (nine months ended September 30, 2004: $3,912,000) was recognized on the 5% Mandatory Exchangeable Notes.

The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom’s right to participate in a portion of the increase in value of the Tele2 shares above the reference price of SEK 285 as well as the right to allocate to the noteholders the entire loss resulting from a decrease in value below this reference price, is recorded at fair value, taking into account time and volatility factors. As of September 30, 2005, the fair value of the embedded derivative results in an asset amounting to $60,795,000 (December 31, 2004: an asset of $45,255,000), with the change in fair value for the nine months ended September 30, 2005 amounting to $15,540,000 (nine months ended September 30, 2004: $132,402,000) recorded under the caption “Fair value result on other financial instruments”.

$100 million credit facility

On June 29, 2005 Millicom International Operations B.V., Millicom’s wholly-owned subsidiary entered into a $100 million revolving credit facility (“$100 million facility”) for a one year period with a term out option of an additional year. This facility has been guaranteed by Millicom.

The $100 million facility bears interest at LIBOR plus 2.5% and has a commitment fee of 1% on any undrawn balance. As at September 30, 2005 there had been no drawdowns on this facility.

Analysis of debt and financing by maturity

The total amount of other debt and financing is repayable as follows:

	As of September 30, 2005	As of December 31, 2004
	(Unaudited)	US $’000
	US $’000
Due within:
One year	401,235	88,511
One – two years	42,688	413,213
Two – three years	32,420	37,735
Three – four years	20,566	18,848
Four – five years	175,505	15,247
After five years	537,705	540,859
Total debt, net	1,210,119	1,114,413

The group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the group is $432,381,000.

Guarantees

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of September 30, 2005 and December 31, 2004. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the terms and conditions.

As of September 30, 2005 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $‘000)	(US $‘000)	(US $‘000)	(US $‘000)	(US $‘000)	(US $‘000)
0-1 year	1,234	103,633	7,154	7,154	8,388	110,787
1-3 years	18,067	18,067	16,638	16,638	34,705	34,705
3-5 years	25,110	48,986	—	—	25,110	48,986
More than 5 years	—	—	—	—	—	—
Total	44,411	170,686	23,792	23,792	68,203	194,478

As of December 31, 2004:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $‘000)	(US $‘000)	(US $‘000)	(US $‘000)	(US $‘000)	(US $‘000)

0-1 year	—	2,000	2,702	2,702	2,702	4,702
1-3 years	23,248	23,248	9,290	9,290	32,538	32,538
3-5 years	3,753	3,753	—	—	3,753	3,753
More than 5 years	4,092	10,000	—	—	4,092	10,000
Total	31,093	39,001	11,992	11,992	43,085	50,993

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

9.  SEGMENTAL REPORTING

The five operational clusters in the Group are South East Asia, South Asia, Central America, South America and Africa.

Revenues	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia	137,620	167,170
South Asia	91,805	88,360
Central America	310,614	217,135
South America	101,176	81,703
Africa	146,330	105,624
Other	3,958	5,788
Of which divested	—	2,213

Total revenues	791,503	665,780

Segmental result	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia (see Note 10)	12,328	49,461
South Asia (see Note 10)	(60,368)	9,911
Central America	79,880	54,734
South America	13,001	3,406
Africa	24,230	19,615
Other	(4,001)	(1,841)
Of which divested	(178)	(1,228)
Unallocated items	(75,468)	(80,013)
Net (loss)/profit for the period	(10,398)	55,273

Revenues	Three months ended September 30, 2005	Three months ended September 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia	21,832	59,624
South Asia	30,490	28,006
Central America	120,370	77,660
South America	36,582	30,116
Africa	50,390	38,759
Other	1,567	1,707
Of which divested	—	585

Total revenues	261,231	235,872

Segmental result	Three months ended September 30, 2005	Three months ended September 30, 2004
	(Unaudited)	(Unaudited)
	US $’000	US $’000

South East Asia (see Note 10)	1,857	17,226
South Asia (see Note 10)	(26,609)	(5,787)
Central America	30,662	19,393
South America	5,830	(915)
Africa	5,205	7,902
Other	(2,014)	1,112
Of which divested	(178)	(514)
Unallocated items	(19,259)	(22,093)
Net (loss)/ profit for the quarter	(4,328)	16,838

Total assets

The main movement in total assets was in the segment South Asia where as of September 30, 2005 total assets were $612,091,000 (December 31, 2004: $429,557,000). This increase was mainly due to the license fee of Pakcom which is classified under the caption “Assets held for sale”.

10.  IMPAIRMENT OF ASSETS

For the nine months ended September 30, 2005 Millicom recorded an impairment charge of $16,569,000 under the caption “Cost of sales” relating to the property, plant and equipment in its operation in Vietnam, and impairment charges of $11,230,000 and $4,609,000 relating to the analogue equipment of Pakcom and Paktel, Millicom’s operations in Pakistan, respectively. The Vietnam asset impairment is due to a late approval of investments required under the BCC preventing CIV from generating revenues on these fixed assets as the Business Cooperation Contract in Vietnam expired on May 18, 2005. During the first quarter of 2005, Pakcom recognized an asset impairment of $5,248,000 as a result of a decrease in the recoverable amount of the analogue equipment following the increased competition by new entrants in the market. In September 2005, the assets of Pakcom have been classified as assets held for sale. Therefore, Millicom recorded an additional asset impairment of $5,982,000 in order to reflect the fair value less costs to sell of Pakcom’s analogue equipment. The Paktel asset impairment is due to accelerated migration of subscribers from the analogue network to the GSM network.  There were no asset impairments recognized in the nine months ended September 30, 2004.

11.  TAXES

Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of taxable losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the nine month periods ended September 30, 2005 and 2004. Variations in the effective tax rate are mainly the result of non taxable/deductible items in particular the valuation movement on securities, the fair value result on financial instruments, the exchange gain on 5% Mandatory Exchangeable Notes and the interest on the Corporate Debt (see Note 8).

12.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group accounts representing the Group’s share of revenues, cost of sales and net profit in the Group’s ventures:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	250,416	172,906
Cost of sales	(100,675)	(67,095)
Net profit	61,884	40,435

13.  COMMITMENTS AND CONTINGENCIES

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2005, the total amount of claims against Millicom’s operations was $31,918,000 (December 31, 2004: $81,525,000) of which $11,223,000 (December 31, 2004: $8,890,000) has been provided in the consolidated balance sheet. The decrease in the value of cases against Millicom’s operations is mainly due to the resolution of the claim that resulted from the sale of Multinational Automated Clearing House S.A.  Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of September 30, 2005, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $185,358,000 from a number of suppliers.

Operational environment

Millicom has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.  In management’s opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which Millicom has operations, will not have a material negative impact on Millicom’s financial position or operations.

New licenses

The Company continues to review options to acquire additional cellular telephone licenses in various countries.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

Contingent Assets

Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to approximately $9.8 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as “other operating income” occurs when the network equipment purchased with these vouchers is delivered. As of September 30, 2005, approximately $4.2 million of vouchers remain unused and therefore this amount has not yet been recognized as compensation. In the nine month period ended September 30, 2005, Millicom recorded $2,316,000 as “other operating income” following the delivery of network equipment.

14.  (LOSS)EARNINGS PER COMMON SHARE

(Loss) earnings per common share attributable to equity holders are comprised as follows:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	(Unaudited)	(Unaudited) (iii)
Basic computation

Net (loss) profit attributable to equity holders (US$’000)	(5,853)	41,081

Weighted average number of shares outstanding during the period (in ‘000)	98,758	80,461

Basic (loss) earnings per common share (US$)	(0.06)	0.51

Diluted computation

Net (loss) profit attributable to equity holders (US$’000)	(5,853)	41,081

Interest expense on convertible debt (US$’000) (iv)	—	1,217

Net (loss) profit used to determine diluted earnings per share (US$’000)	(5,853)	42,298

Weighted average number of shares outstanding during the period (in ‘000)	98,758	80,461

Adjustments for
Assumed conversion of convertible debt (in ‘000) (i) (iv)	—	8,633
Share options (in ‘000) (ii)	—	454

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	98,758	89,548

Diluted (loss) earnings per common share (US$)	(0.06)	0.47

(i) Potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(ii) As of September 30, 2005, the Group had 2,338,898 (September 30, 2004: 1,146,971) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

(iii) As restated for the adoption of IFRS 2 “Share-based Payment” (see Note 2).

(iv) For the nine months ended September 30, 2005 the effect of the 4% Convertible Notes has not been determined because to do so would have been anti-dilutive for the period presented.

15.  RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). If the interim condensed consolidated financial statements had been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) the following principal differences would arise:

(i)            On March 31, 2004 Millicom adopted FASB Interpretation No. 46, revised 2003 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities (“VIEs”). VIEs are those entities possessing certain characteristics, that indicate either a lack of equity investment sufficient to cover the expected losses of the entity or entities whose equity holders lack the power normally conveyed by holding controlling financial interests. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Millicom adopted FIN 46 on March 31, 2004 for entities created prior to February 1, 2003, and as a result, began consolidating its interest in the following VIEs: (a) Cam GSM Company Limited (“Cam GSM”), (b) Royal Telecam International Limited (“Telecam”), (c) Millicom Argentina S.A. (sold in September 2004), and (d) Comunicaciones Celulares S.A. (“Comcel”). In addition, on May 26, 2005, the acquisition date of an additional 16.67% interest in Millicom’s operation in Honduras (see Note 3), Millicom started consolidating (e) Telefonica Celular S.A. (“Celtel”) under U.S. GAAP.  The VIEs under (a) to (e), collectively, are referred to as the “Joint Ventures Interests”. Under IFRS, the Joint Ventures Interests are proportionally consolidated. The consolidation of Telefonica Celular S.A. (“Celtel”) on May 26, 2005 led to the recognition of an additional preliminary goodwill under U.S. GAAP relating to the minority interests of $18,906,000.

Under International Accounting Standards 27 (IAS 27), revised, Consolidated Financial Statements and Accounting for Investments in Subsidiaries potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. Under IFRS, Millicom does not consolidate its investment in Great Universal Inc (“GU”), and Modern Holdings (“Modern”) since the existence of warrants, which enable the holder to obtain 100% of GU and 64% of Modern, are presently exercisable and convey the ability to the warrant holder, to control GU and Modern.

Prior to the adoption of FIN 46 on March 31, 2004 (as it relates to entities created prior to January 31, 2003), under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that GU and Modern should not be consolidated, they should be consolidated. Under U.S. GAAP, potential voting rights are generally not considered in determining whether an entity should be consolidated. Upon adoption of FIN 46, GU and Modern continued to be consolidated as they are VIE’s. The effect of consolidating GU and Modern under U.S. GAAP is an incremental income of $2,546,000 for the nine month period ended September 30, 2005 (September 30, 2004: $2,074,000).

The adoption of FIN 46 did not lead to the deconsolidation of any interests previously consolidated under U.S. GAAP.

The effect of consolidating the above mentioned VIE’s is reflected in the U.S. GAAP reconciliation of the balance sheets and statements of profit and loss, which are presented on the following pages. Information on the Group’s share of revenues and expenses contributed on a proportional basis under IFRS are included in Note 12 to the interim condensed consolidated financial statements. The cumulative impact of adopting FIN 46 as of March 31, 2004 was $2,865,000 including $2,832,000 relating to the discontinued operation Millicom Argentina S.A. and has been recorded as a cumulative effect of change in accounting principle as of March 31, 2004.

Millicom’s interests in joint ventures not consolidated under FIN46 and adjusted from proportional consolidation under IFRS to equity method under U.S. GAAP (Emtel Limited, Millicom’s joint venture in Mauritius and Celtel prior to May 26, 2005), is also reflected in the balance sheet and profit and loss reconciliations on the following pages.

(ii)           Prior to the adoption date of FIN 46 on March 31, 2004, as it relates to entities created prior to February 1, 2003 Millicom’s interests in joint ventures were accounted for using the equity method under U.S. GAAP. Summarized below are the adjustments to the profit and loss account that are required under U.S. GAAP for the reversal of additional losses recorded by Millicom above those recorded for IFRS due to Millicom’s commitment to provide further financial support to the joint ventures. These additional losses are reversed to the extent of net income subsequently reported by the joint ventures and are recorded under the caption “profit from associates”.

	September 30, 2005	September 30, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Subsequent reversal of additional losses in excess of investment value	—	21

(iii)          Under IFRS, Millicom started reconsolidating its operation in El Salvador (“Telemovil”) in September 2003 after the dispute with the minority shareholders was resolved. Upon consolidation, in September 2003, under U.S. GAAP, Millicom reclassified an amount of $19,605,000 from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investment’s cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil. Under IFRS, prior to the consolidation in September 2003, Telemovil was recorded as an available-for-sale investment and therefore no reclassification to goodwill was recorded.

(iv)          The value of cellular properties contributed by the shareholders of certain of the Company’s subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders’ carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value.  The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000 and are amortized over the useful life of the related licenses.  Following the adoption of International Accounting Standard 38 (IAS 38), Intangible Assets, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense related to these intangible assets recorded for IFRS in the nine month period ended September 30, 2005 was $2,295,000 (September 30, 2004: $1,595,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholders’ carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

(v)           For the nine month period ended September 30, 2005, the adjustment to reconcile the stock based compensation cost recorded under IFRS to U.S. GAAP corresponds to a reversal of the cost of $2,372,000 (September 30, 2004: $1,237,000) recorded for IFRS. For the nine month period ended September 30, 2005 the stock based compensation expense recognized under U.S. GAAP for stock based compensation amounts to $133,000 (September 30, 2004: $2,003,000) (see item xv).

(vi)          On January 1, 2004, Millicom adopted Emerging Issues Task Force Issue 00-21 (‘‘EITF 00-21’’), Accounting for Revenue Arrangements with Multiple Deliverables. The impact of adopting EITF 00-21 compared to the revenues recognized under IFRS, for the nine month period ended September 30, 2005, corresponds to a decrease in revenues of $362,000 (September 30, 2004: decrease in revenues of $164,000). This decrease is mainly due to a lower allocation of revenues to handsets that are delivered together with prepaid cards in a single package leading to a higher allocation to airtime recognized in revenues as credit is used.

Under U.S. GAAP, up-front connection fees and direct incremental costs associated with such fees are deferred and amortized over the estimated customer relationship period. The adjustment to defer revenues under U.S. GAAP on connection fees that do not form part of a multiple deliverables arrangement, net of revenues recognized which were deferred in a prior period, results in an increase in revenues as of September 30, 2005 of $3,254,000 (September 30, 2004: decrease of $3,442,000) and the adjustment to defer incremental cost of sales on connection fees for U.S. GAAP, net of cost of sales recognized which were deferred in a prior period, results in an increase in cost of sales as of September 30, 2005 of $334,000 (September 30, 2004: decrease of $1,185,000).

Under US GAAP, customer acquisition costs including dealer commissions and handset subsidies are recorded as cost of sales. Under IFRS these are classified as sales and marketing expenses. For the nine month period ended September 30, 2005 an amount of $89,763,000 was reclassified from sales and marketing to cost of sales (September 30, 2004: $57,771,000).

In addition, Millicom decreased the profit from equity investees under U.S. GAAP by $41,000 as of September 30, 2005 (September 30, 2004: $7,000) to reflect the application of EITF 00-21 to its equity investments.

These adjustments led to an increase in the charge for taxes of $471,000 (September 30, 2004: decrease of $52,000) and an increase in minority interest’s share of profit of $318,000 (September 30, 2004: decrease of $81,000) resulting in a total net increase in profit under U.S. GAAP for 2005 of $1,728,000 (September 30, 2004: decrease of $2,296,000).

(vii)         During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1,579,000, due to a change in the underlying assumptions to determine the recoverable amount of these assets. Under U.S. GAAP, such reversal is not allowed. Accordingly, the increase in value for the Bolivian equipment has been reversed for U.S. GAAP purposes. As of September 30, 2005 the cost of sales under U.S. GAAP was decreased by an amount of $323,000 (September 30, 2004: $395,000) as a reversal of the incremental depreciation charge for these assets recorded under IFRS.

In 2004 and June 2005, under IFRS, Millicom recorded impairment charges of $1,994,000 and $5,248,000 respectively, on the value of its analogue equipment belonging to its Pakistani operation Pakcom. Since for both periods the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS in cost of sales has been reversed for U.S. GAAP purposes. Accordingly, for U.S. GAAP purposes, Millicom recorded an incremental depreciation charge of $1,373,000 during the nine month period ended September 30, 2005. As of September 30, 2005 Pakcom was classified as an asset held for sale (see note 6) and the assets of Pakcom were valued at the lower of their carrying amount or fair value less cost to sell. This resulted in Millicom recording an additional impairment on the Pakcom analogue equipment under U.S. GAAP of $5,869,000. In 2004, under IFRS, Millicom also recorded an impairment charge of $3,064,000 on the value of its analogue equipment belonging to its Pakistani operation Paktel. Since for this impairment the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS in cost of sales has been reversed for U.S. GAAP purposes. Accordingly, for U.S. GAAP purposes, Millicom recorded an incremental depreciation charge of $511,000 during the six month period ended June 30, 2005. Since as of June 30, 2005 the recoverable amount of the analogue equipment, determined by reference to an undiscounted cash flow model was lower than its carrying value an additional impairment of $2,553,000 determined by reference to a discounted cash-flow model, was recorded under U.S. GAAP.Since then, the carrying amount of the analogue network equipment in Paktel is the same under both IFRS and U.S. GAAP.

These adjustments led to a decrease in the charge for taxes of $1,936,000 (September 30, 2004: $nil) and a decrease in minority interest’s share of profit of $806,000 (September 30, 2004: $nil) resulting in a total net decrease in profit under U.S. GAAP for 2005 of $1,992,000 (September 30, 2004: $395,000).

(viii)        Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes and 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts. Under U.S. GAAP, these financing fees are capitalized as a deferred charge. The amount that is reclassified as an asset in the balance sheet as of September 30, 2005, is $19,383,000 (December 31, 2004: $19,005,000), comprised of $12,652,000 for the 10% Senior Notes (December 31, 2004: $13,371,000), $3,889,000 for the 4% Convertible Notes (December 31, 2004: $nil) and $2,842,000 for the 5% Mandatory Exchangeable Notes (December 31, 2004: $5,634,000).

(ix)           For U.S. GAAP purposes, Millicom ceased amortization of existing goodwill on December 31, 2001. Under IFRS, Millicom continued amortizing goodwill until December 31, 2004. For the nine month period ended September 30, 2004, Millicom reversed $5,859,000 of amortization on goodwill and negative goodwill charged under IFRS. In addition, in accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $3,660,000 on the purchase of an additional 25% of MIC Tanzania in February 2004 has been allocated on a pro rata basis to reduce all acquired assets, except certain assets as specified in SFAS 141. For the nine month period ended September 30, 2005 cost of sales under U.S. GAAP decreased by $903,000 (September 30, 2004: $803,000) and general and administrative expenses by $12,000 (2004: $9,000) as a reversal of the incremental depreciation charge recorded for IFRS. Millicom also recorded an additional impairment under U.S GAAP of $1,430,000 on the goodwill of Pakcom due to the higher carrying value of the goodwill under U.S. GAAP (see note 6).

(x)            Under IFRS, Millicom holds shares in Tele2 classified as “financial assets at fair value through profit and loss” (see Note 2). Under U.S. GAAP, these shares are classified as available for sale (“AFS”) and their fair value adjustments should be recorded in shareholders’ equity within the caption “Revaluation Reserve”. Accordingly, under U.S. GAAP, Millicom reclassified an unrealized loss of $77,357,000, for the nine month period ended September 30, 2005 (September 30, 2004: reclassification of a net unrealized loss of $145,157,000 to shareholders’ equity).

(xi)           For U.S. GAAP purposes, the following adjustments have been made to the net profit under IFRS for the nine month period ended September 30, 2004 related to the debt exchange that Millicom completed in May 2003: (i) an amortization charge of $10,695,000 for the beneficial conversion feature (“BCF”) related to the 2% PIK Notes, (ii) a decrease of $1,217,000 in the interest on the 2% PIK Notes and (iii) an amortization expense of $1,276,000 for the deferred costs related to the issuance of the 2% PIK Notes. Summarized below are the adjustments to the profit for the six month period ended September 30, 2004 related to the debt exchange for U.S. GAAP purposes:

Adjustments to profit for the nine month period ended September 30, 2004
(Unaudited)
U.S.$’000
Amortization of BCF on the 2% PIK Notes	(10,695)
Adjustment to interest expenses on the 2% PIK Notes	1,217
Amortization of incremental deferred costs	(1,276)
(10,754)

(xii)          Under U.S. GAAP the equity component of $39,109,000 of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $4,437,000 recorded under IFRS for the nine month period ended September 30, 2005 is reversed under U.S. GAAP.

(xiii)         As at December 31, 2004 and September 30, 2005, Millicom classified its investment in its Peruvian subsidiary as an asset held for sale in accordance with Statement of Financial Accounting Standards No 144 (SFAS 144), following a decision to sell this operation and the status of the negotiations with potential buyers. Due to unforeseen liquidity problems of the initial potential buyer, the subsidiary was not sold in the one-year period following the initial decision to classify the operation as an asset held for sale. During this initial one-year period Millicom initiated actions necessary to respond to this change in circumstances and Management actively marketed the sale of its Peruvian operation. As of September 30, 2005 negotiations with a new potential buyer were well advanced and the parties have signed a non-binding agreement. Millicom is now finalizing the terms and conditions of the share purchase agreement with the identified buyer and expects the sale to be completed soon. As at September 30, 2005 Millicom also classified its investment in Pakcom one of its Pakistani operations as an asset held for sale in accordance with SFAS 144. In addition, as of March 31, 2004 upon adoption of FIN 46, Millicom classified its investment in its Argentinean operation, which had previously been recorded as an equity investment under U.S. GAAP, as an asset held for sale in accordance with SFAS 144 prior to the divesture on September 22, 2004. Under U.S. GAAP the above operations qualify as discontinued operations.

Presented below is an analysis of profit (loss) from discontinued operations:

Net profit (loss) from component qualifying as discontinued operations:

	September 30, 2005	September 30, 2004	Segment in which reported
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Pakcom	(15,099)	6,077	South Asia
Peruvian operations	(568)	(557)	Other
Argentinean operations	—	(1,228)	Other
Certain operations held by Great Universal and Modern Holdings	(156)	68	See item i
Net loss reported from discontinued operations (b)	(15,823)	4,360
Gain on disposal, net of taxes (a)	3,455	3,057
Profit (loss) from discontinued operations	(12,368)	7,417

(a)           The tax impact of these items is $1,078,000 (2004: $nil)

(b)           Excluding gain on disposal

(xiv)        In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment.” Statement 123(R) replaces FASB Statement 123, “Accounting for Stock-Based Compensation”, supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows.  In April 2005, the Securities and Exchange Commission (“SEC”) approved a rule that delays the effective date of SFAS 123(R) for public companies that do not file as small business issuers until the first annual or interim reporting period of the first fiscal year that begins on or after June 15, 2005.  We will adopt SFAS 123(R) on January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are currently assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets-an amendment of APB Opinion 29.” The guidance in Accounting Principles Board Opinion 29 (“APBO 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” Since we have recorded a significant impairment on our Tele2 shares as of December 31, 2002, the current cost of these securities is lower than their market value, therefore we do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion 20, “Accounting Changes” (“APBO 20”) and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”).  SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle.  SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable.  APBO 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle.  APBO 20 previously required that such a change be reported as a change in accounting principle.  SFAS 154 carries forward many provisions of APBO 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error.  SFAS 154 also carries forward the provisions of SFAS 3 that govern reporting accounting changes in interim financial statements.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial position or results of operations.

(xv)         As a result of the adoption of IFRS 2 (see Note 2), Millicom has restated its net profit under IFRS for the nine months ended September 30, 2004 from $42,318,000 to $41,081,000.  Accordingly, we have restated the adjustment to compensation cost for stock options granted to employees (item v) from $(2,003,000) to $(766,000) for the nine month period ended September 30, 2004.

In addition we have reclassified an amount of $4,855,000 between the line “Cumulative effect of change in accounting principle” and the line “Accumulated losses brought forward” as a result of the inclusion of GU and Modern in the U.S. GAAP Reconciliation and an amount of $4,574,000 between captions in the statement of profit and loss for the nine months ended September 30, 2004.

Also, a number of reconciling items for a net amount of $5,059,000 have been reclassified between the heading “Other Adjustments” and “Consolidation of VIE’s and Proportional Consolidation Adjustments” in the September 30, 2004 statement of profit and loss to comply with the 2004 year-end presentation.

Reconciliation of statement of profit and loss for the period ended September 30, 2005 and 2004:

The above items give rise to the following differences in the statement of profit and loss for the nine month period ended September 30, 2005 recorded under U.S. GAAP:

Nine months ended September 30, 2005	Item	Per IFRS Profit and Loss	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item i)	Other Adjustments	Discontinued operations (Item xiii)	Under U.S. GAAP
(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
Revenues	vi	791,503	132,786	2,892	(32,434)	894,747
Cost of sales	vi, vii, ix	(373,319)	(62,152)	(93,928)	27,494	(501,905)
Gross profit		418,184	70,634	(91,036)	(4,940)	392,842
Sales and marketing	vi	(115,939)	(22,757)	89,763	3,364	(45,569)
General and administrative expenses	iv, ix	(145,543)	(21,623)	2,307	17,116	(147,743)
Other operating expenses	v, ix	(21,782)	(192)	809	3,385	(17,780)
Other operating income		2,316	436	—	—	2,752
Gain from sale of subsidiaries and joint ventures, net		919	3,614	—	(4,533)	—
Valuation movement on Tele2 shares	x	(77,357)	—	77,357	—	—
Fair value result on other financial instruments		16,533	—	—	—	16,533
Interest expense	xii	(106,246)	(1,898)	4,437	8,517	(95,190)
Interest income		16,467	718	—	(349)	16,836
Exchange gain, net		46,118	21	—	384	46,523
Profit from associates	vi	451	13,792	(41)	—	14,202
Profit before taxes and minority interest		34,121	42,745	83,596	22,944	183,406
Charge for taxes	vi, vii	(44,519)	(7,319)	1,465	(343)	(50,716)
(Loss)/profit before minority interest		(10,398)	35,426	85,061	22,601	132,690
Minority interest	vi, vii	4,545	(32,880)	488	(10,233)	(38,080)
(Loss)/profit from continuing operations		(5,853)	2,546	85,549	12,368	94,610
Profit/ (loss) from discontinued operations, net of tax	xiii	—	—	—	(12,368)	(12,368)
Net (loss)/profit for the period		(5,853)	2,546	85,549	—	82,242

Attributable to:
Equity holders of the Company		(5,853)	2,546	85,549	—	82,242
Minority interest	vi, vii	(4,545)	32,880	(488)	10,233	38,080
		(10,398)	35,426	85,061	10,233	120,322

(a)  this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

The above items give rise to the following differences in the statement of profit and loss for the nine month period ended September 30, 2004 recorded under U.S. GAAP:

Nine months ended September 30, 2004	Item	Per IFRS Profit and Loss (b)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item i) (c)	Other Adjustments (c)	Discontinued operations (Item xiii)	Under U.S. GAAP
(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		US$‘000	US$‘000	US$‘000	US$‘000	US$‘000

Revenues	vi	665,780	68,664	(3,606)	(49,044)	681,794
Cost of sales	vi, vii, ix	(269,549)	(36,049)	(55,379)	21,583	(339,394)
Gross profit		396,231	32,615	(58,985)	(27,461)	342,400
Sales and marketing	vi	(85,414)	(8,682)	57,771	4,253	(32,072)
General and administrative expenses	iv, v	(92,113)	(15,075)	(408)	7,089	(100,507)
Other operating expenses	ix	(27,999)	(120)	7,096	—	(21,023)
Gain from sale of subsidiaries and joint ventures, net		(1,951)	—	5,038	(3,057)	30
Valuation movement on Tele2 shares	x	(145,157)	—	145,157	—	—
Fair value result on other financial instruments		132,402	—	—	—	132,402
Interest expense	xi	(77,326)	(1,271)	(10,754)	2,228	(87,123)
Interest income		5,227	1,450	—	(268)	6,409
Exchange gain, net		1,631	(55)	—	1,170	2,746
Profit from associates	ii, vi	503	18,526	14	—	19,043
Profit before taxes and minority interest		106,034	27,388	144,929	(16,046)	262,305
Charge for taxes	vi, vii	(50,761)	(5,501)	52	5,861	(50,349)
Profit before minority interest		55,273	21,887	144,981	(10,185)	211,956
Minority interest	vi, vii	(14,192)	(19,813)	81	2,768	(31,156)
Profit from continuing operations		41,081	2,074	145,062	(7,417)	180,800
Profit from discontinued operations, net of tax	xiii	—	—	—	7,417	7,417
Profit from continuing operations before cumulative effects of change in accounting principle		41,081	2,074	145,062	—	188,217
Cumulative effect of change in accounting principle	xv	—	33	2,832	—	2,865
Net profit for the period		41,081	2,107	147,894	—	191,082

Attributable to:
Equity holders of the Company		41,081	2,107	147,894	—	191,082
Minority interest	vi, vii	14,192	19,813	(81)	(2,768)	31,156
		55,273	21,920	147,813	(2,768)	222,238

(a)  this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” (see Note 2) and IAS 1, revised, “Presentation of Financial Statements” (see item xv).

(c)  See Item xv

		September 30, 2005	September 30, 2004
		(Unaudited)	(Unaudited)
Basic profit per common share
Profit (loss) per common share under U.S. GAAP:
• from continuing operations		0.96	2.24
• from discontinuing operations	xiii	(0.13)	0.10
Profit per common share after taxes, before cumulative effect of change in accounting principle		0.83	2.34
Impact of cumulative effect of change in accounting principle		—	0.03
Basic profit per common share under U.S. GAAP		0.83	2.37

Weighted average number of shares outstanding in the period (in ‘000)		98,758	80,461

		September 30, 2005	September 30, 2004
		(Unaudited)	(Unaudited)
Diluted profit per common share
Profit (loss) per common share under U.S. GAAP:
• from continuing operations		0.96	2.01
• from discontinuing operations	xiii	(0.13)	0.09
Profit per common share after taxes, before cumulative effect of change in accounting principle		0.83	2.10
Impact of cumulative effect of change in accounting principle		—	0.03
Diluted profit per common share under U.S. GAAP		0.83	2.13

Weighted average number of shares outstanding in the period (in ‘000)		99,604	89,548

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of September 30, 2005:

Balance sheet as of September 30, 2005	Item	Per IFRS Balance Sheet	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item i)	Other Adjustments	Held for sale assets and liabilities (Item xiii)	Under U.S. GAAP
(Unaudited)		(Unaudited) U.S.$’000	(Unaudited) U.S.$’000	(Unaudited) U.S.$’000	(Unaudited) U.S.$’000	(Unaudited) U.S.$’000
Assets
Non-Current Assets
Intangible assets

Goodwill, net	iii, ix	70,955	28,175	25,283	—	124,413
Licenses, net	iv	266,520	6,778	(3,216)	(153)	269,929

Other intangibles net	viii	3,515	736	16,541	(10)	20,782

Property, plant and equipment, net	vii, ix	560,096	89,559	(2,048)	(1,047)	646,560
Financial assets
Investment in other securities		3,100	(2,166)	—	—	934
Investments in associates	vi	4,381	14,634	(24)	—	18,991
Pledged deposits		41,556	488	—	(21)	42,023
Deferred taxation (b)		6,090	1,579	(1,403)	(972)	5,294
Total Non-Current Assets		956,213	139,783	35,133	(2,203)	1,128,926

Current Assets
Financial assets
Investment in Tele2 AB shares		274,525	—	—	—	274,525
Investment in other securities		15,375	—	—	—	15,375
Embedded Derivative on the 5% Mandatory Exchangeable Notes		60,795	—	—	—	60,795
Inventories		17,437	5,258	—	(23)	22,672
Trade receivable, net		106,851	13,654	—	(125)	120,380
Amounts due from joint ventures and joint venture partners		11,333	2	—	—	11,335
Amounts due from other related parties		1,921	4,203	—	—	6,124
Prepayments and accrued income	vi	47,441	4,023	4,509	(491)	55,482
Other current assets (b)		66,369	2,802	4,245	(12)	73,404
Pledged deposits		5,000	—	—	—	5,000
Time deposits		2,198	—	—	(609)	1,589
Cash and cash equivalents		604,841	22,856	—	(57)	627,640
Total Current Assets		1,214,086	52,798	8,754	(1,317)	1,274,321
Total assets from disposal group classified as held for sale	ix	264,983	—	—	3,520	268,503

Total Assets		2,435,282	192,581	43,887	—	2,671,750

(a) this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b) Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liabilities.  Accordingly, as of September 30, 2005, Millicom reclassified $1,403,000 from non-current deferred tax assets to current deferred tax assets and $907,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Balance sheet as of September 30, 2005	Item	Per IFRS Balance Sheet	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item i)	Other Adjustments	Held for sale assets and liabilities (Item xiii)	Under U.S. GAAP
(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Equity and Liabilities
Equity
Share capital and premium	iv, v	464,051	—	(41,484)	—	422,567
Treasury stock		(8,833)	—	—	—	(8,833)
Stock options compensation reserve	v	4,669	—	(4,713)	—	(44)
Legal reserve		13,577	—	—	—	13,577
4% Convertible Notes – Equity component	xii	39,109	—	(39,109)	—	—
Accumulated losses brought forward		(149,822)	(4,084)	(54,666)	—	(208,572)
Net profit/(loss) for the period		(5,853)	2,546	85,549	—	82,242
Currency translation reserve		(75,460)	1,396	2	—	(74,062)
Revaluation reserve	x	—	—	36,648	—	36,648
Shareholders’ equity		281,438	(142)	(17,773)	—	263,523
Minority interest	vi, vii	35,460	102,276	(1,083)	—	136,653
Total Equity		316,898

Liabilities
Non-current liabilities
10% Senior Notes	viii	537,348	—	12,652	—	550,000
4% Convertible Notes — Debt component	viii, xii	161,439	—	38,561	—	200,000
Other debt and financing		110,097	4,336	—	—	114,433
Other non current liabilities		188,978	336	—	—	189,314
Deferred taxation (b)	vi, vii	36,542	2,284	(1,857)	—	36,969
		1,034,404	6,956	49,356	—	1,090,716
Current liabilities
5% Mandatory Exchangeable Notes — debt component	viii	321,175	—	2,842	—	324,017
Other debt and financing		80,060	10,490	—	—	90,550
Trade payables		181,612	31,249	—	(259)	212,602
Amount due to joint ventures and joint venture partners		5,238	(5,219)	—	—	19
Amounts due to other related parties		466	188	—	—	654
Accrued interest and other expenses	vi	70,199	15,293	9,638	(74)	95,056
Other current liabilities (b)	vi, vii	159,033	31,490	907	(1,165)	190,265
		817,783	83,491	13,387	(1,498)	913,163
Total Liabilities		1,852,187	90,447	62,743	(1,498)	2,003,879

Total liabilities from disposal group classified as held for sale		266,197	—	—	1,498	267,695

Total Equity and Liabilities		2,435,282	192,581	43,887	—	2,671,750

(a)  this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Under IFRS all deferred tax assets and liabilities are classified as non–current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non–current based on the classification of the related assets or liabilities.  Accordingly, as of September 30, 2005, Millicom reclassified $1,403,000 from non–current deferred tax assets to current deferred tax assets and $907,000 from non–current deferred tax liabilities to current deferred tax liabilities.

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2004:

Balance sheet as of December 31, 2004	Item	Per IFRS Balance Sheet (c)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item i)	Other Adjustments	Held for sale assets and liabilities (Item xiii)	Under U.S. GAAP
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Assets

Non-Current Assets
Intangible assets
Goodwill, net	iii, ix	37,702	12,293	34,914	—	84,909
Licenses, net	iv	277,705	4,349	(5,523)	(174)	276,357

Other intangibles net	viii	2,561	(308)	19,005	(27)	21,231

Property, plant and equipment, net	vii, ix	575,649	43,823	1,783	(1,469)	619,786
Financial assets
Investment in Tele2 AB shares		351,882	—	—	—	351,882
Investment in other securities		10,540	(2,111)	—	—	8,429
Investments in associates	vi	2,220	42,492	(66)	—	44,646
Embedded Derivative on the 5% Mandatory Exchangeable Notes		45,255		—	—	45,255
Pledged deposits		25,544	488	—	(24)	26,008
Deferred taxation (b)		5,883	2,857	(274)	(972)	7,494
Total Non-Current Assets		1,334,941	103,883	49,839	(2,666)	1,485,997

Current Assets
Financial assets
Investment in other securities		15,327	—	—	—	15,327
Inventories		16,304	1,028	—	(42)	17,290
Trade receivable, net		141,972	14,001	—	(80)	155,893
Amounts due from joint ventures and joint venture partners		11,715	(11,715)	—	—	—
Amounts due from other related parties		2,067	630	—	(3)	2,694
Prepayments and accrued income	vi	36,875	7,528	4,431	(354)	48,480
Other current assets (b)		62,377	7,960	274	—	70,611
Pledged deposits		9,260	—	—	—	9,260
Time deposits		610	—	—	(610)	—
Cash and cash equivalents		413,381	14,873	—	(178)	428,076
Total Current Assets		709,888	34,305	4,705	(1,267)	747,631
Total assets from disposal group classified as held for sale		—	—	—	3,933	3,933

Total Assets		2,044,829	138,188	54,544	—	2,237,561

(a)  this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liabilities.  Accordingly, as of December 31, 2004, Millicom reclassified $274,000 from non-current deferred tax assets to current deferred tax assets and $627,000 from non-current deferred tax liabilities to current deferred tax liabilities.

(c)  Information restated as a result of the adoption of IFRS2, “Share-based Payment” (See note 2) and IAS 1, revised, “Presentation of Financial Statements”.

Balance sheet as of December 31, 2004	Item	Per IFRS Balance Sheet	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Item i)	Other Adjustments	Held for sale assets and liabilities (Item xiii)	Under U.S. GAAP
		U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000	U.S.$’000
Equity and Liabilities
Equity
Share capital and premium	iv, v, xi	513,782	—	(41,467)	—	472,315
Treasury stock		(8,833)	—	—	—	(8,833)
Stock options compensation reserve	v	2,297	—	(2,491)	—	(194)
Legal reserve		13,577	—	—	—	13,577
Accumulated losses brought forward		(277,053)	(5,129)	(167,901)	—	(450,083)
Net profit/(loss) for the year, after cumulative effect of change in accounting principle		66,389	1,046	121,436	—	188,871
Currency translation reserve		(71,116)	1,528	—	—	(69,588)
Revaluation reserve	x	—	—	114,005	—	114,005
Shareholders’ equity		239,043	(2,555)	23,582	—	260,070
Minority interest	vi, vii	43,351	60,800	(553)	—	103,598
Total Equity		282,394

Liabilities
Non-current liabilities
10% Senior Notes	viii	536,629	—	13,371	—	550,000
5% Mandatory Exchangeable Notes – debt component	viii	365,006	—	5,634	—	370,640
Other debt and financing		124,267	18,125	—	—	142,392
Other non current liabilities		194,774	(111)	—	—	194,663
Deferred taxation	vi, vii	39,216	1,956	(1,997)	—	39,175

		1,259,892	19,970	17,008	—	1,296,870
Current liabilities
Other debt and financing		88,511	8,275	—	—	96,786
Trade payables		173,969	12,116	—	(968)	185,117
Amount due to joint ventures		7,760	1,355	—	—	9,115
Amounts due to other related parties		975	326	—	(5)	1,296
Accrued interest and other expenses	vi	55,203	22,253	11,942	(88)	89,310
Other current liabilities (b)	vi, vii	176,125	15,648	2,565	(249)	194,089
		502,543	59,973	14,507	(1,310)	575,713
Total Liabilities		1,762,435	79,943	31,515	(1,310)	1,872,583

Total liabilities from disposal group classified as held for sale		—	—	—	1,310	1,310

Total Equity and Liabilities		2,044,829	138,188	54,544	—	2,237,561

(a)  this column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

(b)  Under IFRS all deferred tax assets and liabilities are classified as non-current.  Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related assets or liabilities.  Accordingly, as of December 31, 2004, Millicom reclassified $274,000 from non-current deferred tax assets to current deferred tax assets and $627,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Comprehensive Income:

The Company’s statement of comprehensive income under U.S. GAAP for the nine month periods ended September 30, 2005 and 2004 is as follows:

	September 30, 2005	September 30, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Net profit under U.S. GAAP	82,242	191,082
Other comprehensive income (loss):
Revaluation reserve movement net of tax (a)	(77,357)	(145,151)
Currency translation reserve	(4,474)	(2,357)
Other comprehensive (loss)	(81,831)	(147,508)
Comprehensive income under U.S. GAAP	411	43,574

(a) The tax impact on these items is $nil (September 30, 2004: $nil)

Additional Stock Option Disclosure:

Under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company’s net income and profit per share would have been adjusted to the following pro forma amounts.

	September 30, 2005	September 30, 2004
	(Unaudited)	(Unaudited)
	U.S.$’000	U.S.$’000
Net profit, as reported	82,242	191,082

Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	133	2,003
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,608)	(2,609)

Pro forma net profit	79,767	190,476

Profit per share:

As reported (basic) - $	0.83	2.37
As reported (diluted) - $	0.83	2.13
Pro forma (basic) - $	0.81	2.37
Pro forma (diluted) - $	0.80	2.13

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 1.25% to 4.12% (September 30, 2004: 2.60%), expected lives ranging from 1 to 5 years (September 2004: 1 to 3 years), no dividends and expected volatility of 43.7% to 161.8% (September 30, 2004: 57.89%).

16. SUBSEQUENT EVENTS

On October 17th, 2005, Millicom Tchad launched their services in Ndjamena, the capital city of Chad.

Item 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 15 of the “Notes to interim Condensed Consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications operator with a portfolio of investments in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

As of September 30, 2005, we had interests in 17 cellular systems in 16 countries, focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. As of September 30, 2005, the countries where we had cellular operations had a combined population of approximately 391.9 million. This means that 391.9 million is the number of people who were covered by our licenses (representing the number of people who could receive cellular services under the term of the license if the network covered the entire population). Our total subscribers reached 7.9 million (6.4 million on a proportional basis) as of September 30, 2005.

As we established an early presence in most of the markets in which we operate, we have been able in most cases to secure our licenses at low cost. Historically, we have been successful in renewing our maturing licenses, generally on terms similar to the original licenses, although we may not be able to do so in the future. Often we operate with prominent local business partners through companies over which we typically exercise management control.

Recent Developments

In January 2005, Millicom issued an aggregate principal amount of $200 million of 4% Convertible Bonds due 2010 convertible into Ordinary Shares and/or SDRs. The net proceeds of the offering were paid on January 7, 2005 in the amount of $195,875,000.

On March 2, 2005, the registration statement for the exchange offer of our 10% Senior Notes was declared effective and the special interest charge ceased to accrue.

On April 18, 2005, Pakcom reached agreement with the Pakistan Telecommunications Authority (PTA) for the renewal of its license for 15 years. The payment terms are similar to those agreed in 2004 by Paktel, Millicom’s other operation in Pakistan.  Pakcom will pay a license fee of $291,000,000, of which 50% is payable over the first three years and the remaining 50% over the following 10 years.

On May 18, 2005, Comvik International Vietnam AB (CIV)’s Business Cooperation Contract (“BCC”) with Vietnam Mobile Services Co (“VMS”) in Vietnam expired. As a consequence, our operation in Vietnam does not contribute to the results of operations since that date. The contacts continue with VMS regarding a future cooperation but there is no indication of a potential deal yet. CIV’s offices in Hanoi and Ho Chi Minh City remain open and the staff is providing some support in the marketing area to VMS as requested and is closing down the BCC in cooperation with VMS as required by the Vietnamese investment legislation.

On May 26, 2005, we acquired additional shares in our operation Celtel in Honduras, bringing our ownership level from 50% to 66.67%.

On September 13, 2005, Millicom acquired 100% of the capital of Oasis SPRL (“Oasis”), a GSM mobile operation in the Democratic Republic of the Congo for an amount of US$ 35,000,000.

On October 17th, 2005, Millicom Tchad launched their services in Ndjamena, the capital city of Chad.

Millicom is currently negotiating the sale of its share in Pakcom, its second operation in Pakistan.

Subscriber Base

We have consistently achieved strong subscriber growth across our operations. As of September 30, 2005, we had total cellular subscribers of 7,912,539. This represented an increase of 15% from 6,853,233 as of September 30, 2004. The total cellular subscribers included 1,575,604 subscribers in our operation in Vietnam as of September 30, 2004. Our Business Cooperation Contract in Vietnam expired on May 18, 2005 and hence as of September 30, 2005 we no longer have subscribers relating to Vietnam.

As of September 30, 2005, we had a proportional subscriber base of 6,409,231 which represents an increase of 35% from September 30, 2004. The proportional subscribers included 630,242 subscribers in our operation in Vietnam as of September 30, 2004.

Revenues

Our revenues were $791,503,000 for the nine months ended September 30, 2005 as compared to $665,780,000 for the nine months ended September 30, 2004. For the period from January 1, 2005 to May 18, 2005, the date on which our BCC in Vietnam expired, revenues from our operation in Vietnam were $74,051,000.

Upstreaming of Cash

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash from our operations to the head office. For the nine months ended September 30, 2005, we upstreamed $114 million from our operations. This upstreamed cash is used to service Millicom’s debt obligations and for further investments.

Debt

Millicom’s total consolidated indebtedness as of September 30, 2005 was $1,210,119,000 and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $603,080,000. Of such indebtedness, $321,175,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes.

Other non-current liabilities

Other non-current liabilities amount to $188,978,000 as of September 30, 2005 and mainly represent the non-current portion of the license payable for Paktel’s license.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into
U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. In the nine months ended September 30, 2005, we had a net exchange gain of $46,118,000. In the nine months ended September 30, 2004, we had a net exchange gain of $1,631,000. The exchange gain in both 2005 and 2004 was mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Results of Operations

Nine Months Ended September 30, 2005 and 2004

The following table sets forth certain profit and loss statement items for the periods indicated.

	Nine Months Ended		Impact on Comparative Results for Period
	September 30,	September 30,	Amount of	Percent
	2005	2004 (a)	Variation	Change
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars, except percentages)
Revenues	791,503	665,780	125,723	19%
Cost of sales	(373,319)	(269,549)	(103,770)	38%
Sales and marketing	(115,939)	(85,414)	(30,525)	36%
General and administrative expenses	(145,543)	(92,113)	(53,430)	58%
Other operating expenses	(21,782)	(27,999)	6,217	-22%
Valuation movement on Tele2 shares	(77,357)	(145,157)	67,800	-47%
Fair value result on other financial instruments	16,533	132,402	(115,869)	-88%
Interest expense	(106,246)	(77,326)	(28,920)	37%
Exchange gain, net	46,118	1,631	44,487	273%
Charge for taxes	(44,519)	(50,761)	6,242	-12%
Net (loss)/profit for the period	(10,398)	55,273	(65,671)	-119%
Net (loss)/profit attributable to equity holders	(5,853)	41,081	(46,934)	-114%

(a)           Restated as a result of the adoption of IFRS2 “Share-based Payment”

Subscribers.  Our worldwide total cellular subscribers increased by 15% to 7,912,539 as of September 30, 2005 from 6,853,233 as of September 30, 2004. Of the total subscribers as of September 30, 2005, 7,420,585, or 94%, were prepaid, an increase of 25% over the 5,957,065 prepaid subscribers as of September 30, 2004. Our proportional subscribers increased by 35% to 6,409,231 as of September 30, 2005 from 4,737,721 as of September 30, 2004. The four largest contributors to total cellular subscribers growth in the nine months ended September 30, 2005 were the operations in Pakistan (Paktel), Senegal, Guatemala and Honduras with a total of 1,229,818 net new subscribers.  As of September 30, 2004, the total number of cellular subscribers for our operation in Vietnam was 1,575,604 and the proportional number of subscribers was 630,242. Our Business Cooperation Contract (the “BCC”) in Vietnam expired on May 18, 2005 and hence as of September 30, 2005 we no longer have subscribers relating to Vietnam.

Revenues.  Total revenues for the nine months ended September 30, 2005 were $791,503,000, an increase of 19% over $665,780,000 for the nine months ended September 30, 2004. The increase is mainly due to revenue growth throughout the Group’s operations.  The four largest contributors to revenues during the nine months ended September 30, 2005 were our operations in El Salvador, Vietnam (our BCC expired on May 18, 2005 and revenues for the period from January 1, 2005 to May 18, 2005 were $74,051,000 compared to $118,096,000 for the nine months ended September 30, 2004), Guatemala and Honduras.

Cost of sales.  Cost of sales increased by 38% for the nine months ended September 30, 2005 to $373,319,000 from $269,549,000 for the nine months ended June 30, 2004. The increased cost of sales is mainly explained by the growth throughout the operations and the write-down of assets due to an impairment charge of $16,569,000 on the property, plant and equipment in Vietnam as the BCC in Vietnam expired on May 18, 2005, an impairment charge on the Pakcom analog equipment of $11,230,000 and an impairment charge on the Paktel analog equipment of $4,609,000. As a percentage of total revenues, cost of sales for operations increased from 40% to 47%. Cost of sales for our operation in Vietnam before impairment charges for the period from January 1, 2005 to May 18, 2005 were $25,683,000 compared to $50,059,000 for the nine months ended September 30, 2004.

Sales and marketing.  Sales and marketing expenses increased by 36% for the nine months ended September 30, 2005 to $115,939,000 from $85,414,000 for the nine months ended September 30, 2004. Sales and marketing expenses as a percentage of total revenues were respectively 15% and 13% for the nine months ended September 30, 2005 and 2004. The increase is mainly a result of increased costs related to the rollout of our GSM services in Pakistan, Central America and Paraguay.

General and administrative expenses.  General and administrative expenses increased by 58% for the nine months ended September 30, 2005 to $145,543,000 from $92,113,000 for the nine months ended September 30, 2004. The increased general and administrative expenses are mainly explained by the growth throughout the operations and the amortization of the license fees in our operations Paktel and Pakcom where there was no charge in 2004.

Other operating expenses.  Other operating expenses decreased by 22% for the nine months ended September 30, 2005 to $21,782,000 from $27,999,000 for the nine months ended September 30, 2004 mainly due to the fact that the amortization of goodwill ceased in 2005 as a result of the adoption of IFRS 3 Business Combinations.

Valuation movement on Tele2 shares. For the nine months ended September 30, 2005 valuation movement on securities was a loss of $77,357,000 representing the variation in share price of the Tele2 AB shares and exchange rates since December 31, 2004. For the nine months ended September 30, 2004 valuation movement on securities was a loss of $145,157,000.

Fair value result on other financial instruments.  For the nine months ended September 30, 2005 fair value result on other financial instruments was a gain of $16,533,000. For the nine months ended September 30, 2004 fair value result on other financial instruments was a gain of $132,402,000.

Interest expenses.  Interest expenses for the nine months ended September 30, 2005 increased by 37% to $106,246,000 from $77,326,000 for the nine months ended September 30, 2004. This increase arose primarily from the interest expenses computed on the Pakcom and Paktel license payable, and interest and amortization of deferred financing fees on the 4% Convertible Bonds.

Exchange gain.  Millicom had a net exchange gain for the nine months ended September 30, 2005 of $46,118,000 compared to a gain of $1,631,000 for the nine months ended September 30, 2004.  The exchange gain in both 2005 and 2004 was mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes which are denominated in Swedish Kroner.

Charge for taxes.  The net tax charge for the nine months ended September 30, 2005 decreased to $44,519,000 from $50,761,000 for the nine months ended September 30, 2004.

Net loss/profit for the period attributable to equity holders.  The net loss for the nine months ended September 30, 2005 attributable to equity holders was $5,853,000 compared to a net profit of $41,081,000 (as restated for the adoption of IFRS 2) for the nine months ended September 30, 2004 for the reasons stated above. For the nine months ended September 30, 2005, the net loss was mainly affected by the increased cost of sales due to asset impairments and increased general and administrative expenses.

Geographical Segment Information

The table below sets forth our revenues by geographical segment for the periods indicated.

	Nine Months Ended September 30,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)
South East Asia	137,620	167,170
South Asia	91,805	88,360
Central America	310,614	217,135
South America	101,176	81,703
Africa	146,330	105,624
Other	3,958	5,788
Of which divested	—	2,213
Total revenues	791,503	665,780

The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Nine Months Ended September 30,
	2005	2004
	(unaudited)	(unaudited)
South East Asia	17%	25%
South Asia	12%	13%
Central America	39%	33%
South America	13%	12%
Africa	18%	16%
Other	1%	1%
Total	100%	100%

Liquidity and Capital Resources

Cash Flows

For the nine months ended September 30, 2005, cash provided by operating activities was $264,987,000 compared to $202,037,000 for the nine months ended September 30, 2004. The increase is mainly due to increased cash flows from operating profits and collection of trade receivables which was partly offset by increased tax payments.

Cash used by investing activities was $269,180,000 for the nine months ended September 30, 2005, compared to $82,898,000 for the nine months ended September 30, 2004. This increase is mainly due to the payments for the licenses in Pakistan, the acquisition of additional shares in our joint venture Celtel in Honduras, the acquisition of Oasis, our operation in the Democratic Republic of the Congo and increased investment in property, plant and equipment.

Financing activities provided total cash of $196,358,000 for the nine months ended September 30, 2005, while these activities used $57,055,000 for the nine months ended September 30, 2004. The increase is mainly due to the issuance of 4% Convertible Bonds in January 2005.

The net cash inflow in the nine months ended September 30, 2005 was $191,460,000 compared to an inflow of $61,052,000 for the nine months ended September 30, 2004. Millicom had a closing cash and cash equivalents balance of $604,841,000 as of September 30, 2005 compared to $209,881,000 as of September 30, 2004.

Capital Additions

Our additions to property, plant and equipment by geographical region were as follows during the periods indicated:

	For the Nine Months Ended September 30,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

South East Asia	36,051	20,421
South Asia	27,013	57,166
Central America	46,438	26,904
South America	14,921	24,241
Africa	57,441	30,347
Other	2,922	1,145
Of which divested	—	920
Total	184,786	160,224

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Our additions to licenses by geographical region were as follows during the periods indicated:

	For the Nine Months Ended September 30,
	2005	2004
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

South Asia	217,925	—
Central America	3,296	116
South America	226	14
Africa	2,067	—
Total	223,514	120

Corporate and Other Debt and Financing

As of September 30, 2005, we had total consolidated outstanding debt and other financing of $1,210,119,000. The group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the group is $432,381,000.

As of December 31, 2004, on a consolidated basis, we had total outstanding debt and other financing of $1,114,413,000. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $514,027,000.

Of the total consolidated outstanding debt and other financing,

•                  $537,348,000, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $161,439,000, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $321,175,000, net of deferred financing fees, was in respect to debt component of the 5% Mandatory Exchangeable Notes;

•                    $190,157,000 was in respect to the indebtedness of our operating entities.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of September 30, 2005 was $39.1 million and the value allocated to debt was $161.4 million.

Short-term Liabilities

As of September 30, 2005, Millicom had a total of $817,783,000 of current liabilities, including $401,235,000 of current debt and other financing. Apart from the 5% Mandatory Exchangeable Notes which will be settled by the exchange of Tele2 shares, management expects a substantial portion of such short-term debt to be extended prior to maturity.

As of September 30, 2005, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $185,358,000 of which $146,365,000 is due within one year.

As of September 30, 2005, we had outstanding guarantees for a total amount of $68,203,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: November 29, 2005